Filed by AbbVie Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Shire plc

Commission File No. for Registration Statement

on Form S-4 filed by AbbVie Private Limited: 333-198286

AbbVie made a presentation today at the Morgan Stanley Global Healthcare Conference. A transcript of the presentation is below and has been made available on AbbVie’s website at: http://www.abbvieinvestor.com/

AbbVie Inc. at Morgan Stanley Healthcare Conference

Transcript - September 10, 2014

CORPORATE PARTICIPANTS

Bill Chase AbbVie, Inc. - EVP, CFO

Mike Severino AbbVie, Inc. - SVP, Chief Medical Officer

CONFERENCE CALL PARTICIPANTS

David Risinger Morgan Stanley - Analyst

PRESENTATION

David Risinger  - Morgan Stanley - Analyst

Okay. So, thanks, everybody, for joining the AbbVie session. It’s my pleasure to welcome management from AbbVie. I just need to refer you to disclaimers at www.morganstanley.com/researchdisclosures.

With us today are Bill Chase, who is the Executive Vice President and CFO of AbbVie. He’s served in various roles at the company and its predecessor, Abbott, over the past 20 years. And prior to AbbVie’s separation from Abbott, he specifically was Vice President of Licensing and Acquisitions.

So, obviously he’s been quite active recently. Bill has played an instrumental role in the strategic direction of the company, including the pending Shire transaction.

Please note that management’s going to be giving a formal presentation before some Q&A. Note that AbbVie will only be able to provide factual information due to the London Takeover Panel rules.

In addition, we have Mike Severino joining us. He is the company’s new Executive Vice President of R&D and CSO. He joined AbbVie this summer from Amgen, where he was Senior Vice President and Chief Medical Officer and led Amgen’s clinical development strategy.

So, with that, let me turn it over to Bill. And thanks again for joining us.

Bill Chase  - AbbVie, Inc. - EVP, CFO

Thank you, David. Good morning, everyone. It’s great to be here.

Before we begin, please take a few moments to review our forward-looking statement as noted on the slide before you.

It’s a pleasure to be here today. During my remarks, I’ll provide an update on AbbVie, including our current marketed portfolio, our promising pipeline, and the strategic actions we’re taking to further enhance our position as a leading biopharmaceutical company.

Our strategy as an independent entity has centered upon delivering strong results and returns for our shareholders, while ensuring we have a sustainable growth business over the longer term. And since our inception, we’ve delivered on these fronts, generating a total shareholder return of more than 70%.

We’re now well into 2014, and had a very productive year thus far. Our performance and the strategic actions we’ve taken reflect our continuing progress towards building a platform for future growth and innovation.

We’ve delivered strong operational performance, as evidenced by our first half results. Earlier this year we increased our 2014 earnings outlook, reflecting robust underlying business performance and the expected continuation of positive trends over the remainder of the year.

Our performance has been driven by stellar growth from our flagship product, Humira, as well as several other products in our portfolio. We’ve continued to advance our pipeline, including our late stage HCV program, several investigational compounds in our oncology pipeline, and daclizumab for multiple sclerosis, among others.

And importantly, we recently reached agreement with Shire for a recommended transaction to combine our two companies, creating a new world-class biopharmaceutical company.

Since becoming an independent company last year, AbbVie has built a strong and sustainable strategy for the business. Our proposed transaction with Shire is an important step in enhancing that strategy. The transaction offers significant strategic and financial benefits for our respective shareholders as well as the patients we serve.

The proposed combination would strengthen our position as a global biopharmaceutical leader and give us the opportunity to expand our product portfolio, advance our pipeline, and accelerate our growth, all of which we believe will enhance long term value for our shareholders.

The transaction will create a larger, more diversified company with significant financial capacity for future strategic investment. The combined company will have leadership positions within multiple important areas of medicine, a deeper and broader pipeline, and greater access to its global cash flows.

There is great strategic alignment between AbbVie and Shire, and the two companies together represent a strong and compelling fit. AbbVie and Shire have a number of complementary strengths which we’ll leverage in our effort to enhance our performance.

The two companies have similar patient-centered values and philosophies. We’re both focused on specialty segments of high unmet medical need, and have demonstrated strong capabilities in creating leadership positions across a number of therapeutic categories.

As a combined entity, the new company will have multiple leadership positions within attractive growth areas, including immunology, neuroscience, virology, and rare diseases, among others.

Humira, which is certainly a cornerstone of the portfolio, holds leadership positions across multiple autoimmune categories, including rheumatology, dermatology, and GI. Our flagship product has delivered significant annual growth in recent years, and Humira has a number of unique attributes that we believe will help it continue to grow in the years to come.

These attributes include a strong and differentiated clinical profile, a label that supports the use across the broadest spectrum of autoimmune conditions for any anti-TNF agent, and importantly, development, regulatory, and commercial organizations that are truly exceptional.

Through the Shire transaction, we’ll extend our presence in GI and further solidify our leadership position with additional product offerings for the treatment of ulcerative colitis, including Lialda and Pentasa. Lialda currently holds a strong leadership position in the 5-ASA market for UC.

We will also have strong positions in liver disease and virology. AbbVie’s Kaletra and Norvir remain important antiviral medicines for the treatment of HIV. Synagis is the only approved product for the prevention of RSV. And we expect to capture a significant share of the HCV marketplace with our interferon-free HCV combination for genotype 1 patients, currently under FDA and EU regulatory review.

The global HCV market represents a significant opportunity. And based on the body of data we’ve amassed, we believe we’re well positioned for success. I’ll discuss the HCV opportunity in a few moments.

The acquisition of Shire brings with it a fully integrated rare disease platform. It’s currently Shire’s largest business unit, and includes several enzyme and protein replacement treatments.

We view the rare disease franchise as an exciting opportunity. And through this business, we’ll address unmet medical needs in targeted diseases within high value specialty areas, driving significant value for the new company.

AbbVie has received orphan designation for a number of its own pipeline compounds. And we will leverage Shire’s innovation and expertise in this area to maximize on these opportunities.

As we’ve discussed, we also believe the rare disease business will benefit from the substantial combined financial capacity to make further strategic investments.

In neuroscience, our combined portfolio will include Shire’s Vyvanse and other market leading products for the treatment of ADHD, as well as Duodopa, AbbVie’s novel treatment for advanced Parkinson’s disease, currently approved in Europe and other regions. The product is currently under regulatory review in the US, with an FDA action expected in early 2015.

We hold a number of other leadership positions as well. Lupron is the leading hormone therapy for the palliative treatment of advance prostate cancer. Creon is the leading pancreatic enzyme replacement therapy for conditions associated with cystic fibrosis and chronic pancreatitis. And Synthroid is the number one branded synthetic hormone therapy for thyroid disease.

While the combined business will clearly be a leader across a number of attractive specialty categories, we’re well positioned to further enhance our position in these and other areas through our pipeline programs.

The combined company will have a broad and deep pipeline, with more than 50 active clinical and development programs currently underway. By capitalizing on AbbVie’s established R&D infrastructure and expertise, the combination will enable enhanced innovation and comprehensive R&D capabilities.

Since I don’t have time in this forum to discuss the pipeline in its entirety, I’ll focus today specifically on our later stage efforts. The combined company will have more than 15 programs in Phase III development or under regulatory review, and there is a robust pipeline of promising mid-stage assets that will follow afterwards.

We anticipate numerous product launches from the combined company’s pipeline in the coming years. This late stage portfolio is comprised of multiple assets with blockbuster potential, including products that will have the opportunity to generate multibillion dollar peak year sales.

Certainly one of our more significant near term pipeline opportunities is our interferon-free HCV combination for genotype 1 patients. Upon approval, AbbVie’s HCV therapy is poised to be a breakthrough offering for patients in a significant and rapidly growing market.

Our regulatory review is progressing well. We are actively engaged with regulators on various fronts, and have completed a number of onsite manufacturing and clinical inspections. Given our discussions thus far, we do not expect an advisory committee meeting will be required.

In anticipation of US commercialization in late 2014 and European approval in early 2015, we’ve continued to make good progress in building the appropriate infrastructure and are prepared for our launch.

Based on the significant body of data supporting our therapeutic profile, our global footprint, and our ability to execute commercially, we continue to believe we are well positioned for success in this market.

We continue our efforts to simplify our first generation regimen and to advance our second generation HCV assets, which include ABT-493, a potent protease inhibitor, and our new NF5A inhibitor, ABT-530.

It’s our goal with our next gen program to bring to market a ribavirin-free, once daily, pan-genotypic combination. We’ve begun dosing patients in a Phase IIb study, and expect results from this trial in 2015. We plan to start Phase III development next year as well.

Beyond HCV, we expect a cadence of launches of our other promising pipeline products over the next several years. We continue to have a high level enthusiasm for our late stage oncology assets, ABT-199, duvelisib, veliparib, and elotuzumab.

ABT-199 is our first in class PCL2 inhibitor in development for a number of hematological malignancies, including a Phase III program in our vanguard indication, CLL. Earlier this year we presented strong results from a Phase I clinical trial of ABT-199 in combination with Rituxan in relapsed/refractory CLL.

In early 2015, we expect to see initial results from a large Phase II single agent study in relapsed/refractory CCL patients whose cancer contains the 17p deletion mutation. If the data warrant and regulatory agencies agree that ABT-199 addresses an unmet medical need, this trial has the potential to serve as a path to early registration.

Our recent collaboration with Infinity strengthens our oncology pipeline with another late stage asset. Duvelisib is a dual PI3K inhibitor in development for the treatment of patients with hematological malignancies. The oral compound is being studied across a broad range of blood cancers, and has shown clinical activity in indolent non-Hodgkin’s lymphoma and CLL.

The collaboration with Infinity gives us the opportunity to accelerate AbbVie’s presence and footprint in these areas. It is widely believed that novel targeted drug combinations could lead to transformative treatment options in certain blood cancers. And we intend to explore duvelisib in combination with other targeted medicines, including ABT-199.

Veliparib is our PARP inhibitor, under clinical investigation for more than a dozen different cancer types. We recently announced the initiation of a Phase III study of our PARP inhibitor in patients with HER2 negative breast cancer containing BRCA gene mutations.

The start of this trial followed initiation of a Phase III clinical work in two other settings, squamous non-small cell lung cancer and neoadjuvant treatment of triple negative breast cancer. This fall we’ll present data from the mid-stage trial in lung cancer that supported our decision to advance the Phase III development.

Also in late stage development in our oncology pipeline is elotuzumab in partnership with Bristol-Myers Squibb for multiple myeloma, the second most common form of blood cancer. Two Phase III studies are ongoing in relapsed/refractory and first line multiple myeloma patients. Results from the relapsed/refractory trial are expected to read out early next year.

Daclizumab is in late stage development for MS in partnership with Biogen. In June we announced positive top line results from the Phase III daclizumab trial, which demonstrated patients treated with daclizumab had a statistically significant 45% reduction in annualized relapse rate versus Avonex.

We’re excited about these results, and are in the process of working with our partner to complete our global regulatory applications. Despite advances in the MS category, there continues to be a significant need for novel, high efficacy agents with favorable benefit-risk profiles. And we believe that daclizumab has the potential to be an important therapy in this large and growing market.

Elagolix is our compound in Phase III development for endometriosis and Phase IIb for uterine fibroids. Elagolix has a unique profile with the potential to provide symptom reduction while reducing adverse effects that can sometimes be associated with current treatments. We will see initial data from the first of two pivotal studies in endometriosis later this year.

Atrasentan is in development as a therapeutic for diabetic kidney disease. Last year we initiated SONAR, a large global Phase III study. This trial will serve as a single global registration study, and is expected to complete in the 2018 timeframe.

We also have a number of promising immunology assets in development, including two oral selective JAK1 inhibitors, several biologics, and two bispecific biologics currently in mid-stage clinical trials. We expect our selective JAK1 inhibitors to begin transition to Phase III development in 2015.

The new company will also have an emerging presence in ophthalmology with late stage pipeline programs including lifitegrast for dry eye and Humira for uveitis, as well as a number of promising early and mid-stage programs. We intend to leverage our shared expertise to maximize the opportunity in this growing area.

Beyond lifitegrast, Shire’s late stage pipeline includes several other promising programs, including Vyvanse for binge eating and SHP465 for adult ADHD. We’ll be providing more color on these and other opportunities within the Shire pipeline following the close of the transaction.

In recent years we’ve augmented our pipeline through a concerted focus on strategic licensing, acquisition, and partner activity. As a new company, we’ll continue to expand our portfolio, targeting large and growing specialty focused therapeutic areas that enhance our current franchises and our pipeline.

The most recent example of our BD approach is our collaboration with Calico. Through this collaboration, we’ll leverage each company’s complementary expertise to advance innovative therapies for age related diseases, including neurodegeneration and cancer.

We are very pleased to be working with the team at Calico, and believe there is tremendous potential to accelerate the discovery, development, and commercialization of new medicines through this collaboration.

Over the past several years, we made significant progress advancing our pipeline. As a combined company, our focus will remain on bringing to market medicines that demonstrate strong clinical performance, patient benefit, and economic value.

Certainly there are also significant financial benefits associated with the Shire transaction. We believe the enhanced financial profile of the combined business offers greater strategic and financial flexibility and enables us to deliver consistent top tier EPS growth over the long term(1).

The combined company has the potential for meaningful revenue growth, driven by our on-market portfolio as well as the launch of pipeline assets. The addition of Shire also provides further diversification to our revenue base.

Upon full integration, we expect to achieve meaningful synergies. And as we’ve outlined, we believe the transaction will be accretive to adjusted EPS in the first year following completion and will deliver more than $1.00 per share of accretion by 2020(1).

We expect the effective tax rate for the new company to benefit from the efficient tax structure AbbVie currently has in place. And as a result, we are forecasting a tax rate for the combined group of approximately 13% in 2016.

And most importantly, the combined company is positioned to deliver margin expansion and double digit earnings(2) growth beginning in 2015 and continuing over the long term.

The structure of the new company will provide AbbVie with access to its global cash flows, enabling additional flexibility on a number of fronts, including enhanced M&A activity and a higher level of capital returned to shareholders in the form of dividends and share repurchase. Additionally, our access to cash will allow us to further strengthen our balance sheet through deleveraging.

Upon the closing of the transaction, we anticipate that the annual dividend will be increased by more than 15%. And we will maintain our commitment to a growing dividend going forward.

With respect to share repurchase, as we’ve stated, we plan to implement a significant share repurchase program once the transaction is completed.

Beyond these financial benefits, we feel the combined business will be well positioned for a possible multiple rerating, creating further upside potential for all shareholders.

In terms of next steps, we’re currently actively seeking the relevant approvals for the transaction, and are continuing to work toward our stated goal for closing in the fourth quarter of 2014.

We recently received notice of the early termination of the waiting period for US antitrust review under Hart-Scott-Rodino, satisfying a condition for the close of the transaction. In the coming months, the scheme circular and S-4 will be finalized, and the respective shareholder votes will occur thereafter.

Following the close of this transaction, we will commence the integration process. AbbVie’s leadership team has driven numerous successful integrations, and we have a dedicated team in place to ensure a seamless transition.

So, to summarize, since AbbVie became an independent company, we’ve been focused on executing on our key strategic priorities. We have consistently exceeded our financial commitments, generated strong shareholder returns, and have driven leading performance of Humira and other products in our pipeline. We’ve also built a promising late stage pipeline which will fuel our future growth.

So, we’ve set a very strong foundation for our company, and the proposed transaction with Shire will fortify our position of strength and set up AbbVie for sustainable success for many years to come.

And with that, I believe we now have a few minutes for some Q&A. Again, as a reminder, we are currently operating under the UK takeover code, which governs what we are able to disclose regarding specifics of the transaction, as well as various aspects of AbbVie’s underlying business, including operating performance, product details, and pipeline programs.

So, as a result, there may be some questions that we are unable to answer. But, we’re willing to do our best. Thank you.

(1) Adjusted EPS excludes intangible asset amortization expense and purchase accounting adjustments and other specified items. The statement that the Transaction is earning accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

(2) Adjusted EPS excludes intangible asset amortization expense and purchase accounting adjustments and other specified items. The statement that the Transaction is earning accretive should not be construed as a profit forecast and is therefore not subject to the requirements of Rule 28 of the Code. It should not be interpreted to mean that the earnings per share in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

QUESTION AND ANSWER

David Risinger  - Morgan Stanley - Analyst

Great. Thanks very much, everyone. And given the UK takeover code, I’m going to have to be asking the questions. I apologize. I know that many of your are tired of hearing me ask questions. But anyway, I’ll do my best to try to keep it interesting here.

So, I guess first, Bill, could you just remind the audience what AbbVie has said about its view of Wall Street consensus projections for 2015 hep C sales?

Bill Chase  - AbbVie, Inc. - EVP, CFO

Yes. So, again, we’ve got to be careful, because anything I say regarding a projection of a particular product that we have does fall under that UK takeover code.

But, what we have said in the past is that, given the attributes of our regimen, the very, very strong efficacy, the impressive tolerability, we think we’re positioned to take a significant share of that market. We’ve done all the right things to ensure that we have a fast launch. And we’re eager to get FDA approval.

I have not given a specific share prediction, and I can’t at this point. But, we see no reason why this can’t be a very, very compelling product in the marketplace.

David Risinger  - Morgan Stanley - Analyst

Great. And with respect to Humira, it’s the largest drug in the world and it continues to grow at a very rapid pace. Could you just talk about the ongoing Humira growth drivers, US and ex-US?

Bill Chase  - AbbVie, Inc. - EVP, CFO

Yes. Humira is an incredible, incredible product. And when married with the team that supports it, you’ve seen — as well as prudent investment, you’ve seen just what the product can do. Our second quarter growth rates were absolutely phenomenal, both in the US and abroad. And we continue to forecast strong growth from the product.

The key drivers of that growth start with the fact that, in the autoimmune segments that Humira participates in, anti-TNF penetration is actually surprisingly low. And so, if you look at rheumatology, penetration of patients that would benefit from a biologic is probably in the high 20%’s, and much lower when you get into GI, and still lower yet with dermatology where you see about 6% to 7% penetration rates.

So, there’s still profound opportunities for penetration. We continue to gain share on our competitors, so that’s a growth driver. We have an active program in place to continue to expand our indications for Humira. It’s already the most broadly indicated anti-TNF, but we’re continuing to work on new and exciting indications.

And then, if you move outside of the developed markets, those penetration rates are still yet lower. And so, there is a pretty impressive geographic expansion story behind Humira as well.

So, those are four very, very powerful growth drivers. You can certainly see what they’ve contributed to the brand over the last five to six years. And we remain very, very bullish on the brand going into 2015, 2016, and beyond.

David Risinger  - Morgan Stanley - Analyst

And just remind the audience, what were the growth rates recently, US and ex-US?

Bill Chase  - AbbVie, Inc. - EVP, CFO

So, ex-US in the second quarter was about 16% on an operational basis.

The US growth rate was actually above 30%. However, there were some channel issues and a weak comparison to the prior year that helped drive that performance. That said, all indications are you’re going to continue to see strong growth in the US going forward.

David Risinger  - Morgan Stanley - Analyst

Great. Thank you. Mike, I wanted to congratulate you on your new role at AbbVie. Maybe it’d be helpful for you to just spend a minute or so talking about your background at Amgen, what you’re bringing to AbbVie, and what you’ve seen in your first 100 days on the job.

Mike Severino  - AbbVie, Inc. - SVP, Chief Medical Officer

Great. Thanks. It’s a pleasure to be here today. So, a bit about myself.

I’m trained as an infectious disease physician and HIV immunologist. And I have held a wide range of roles around the industry spanning basic research on through clinical research and development. For about the last 10 years, I’d been at Amgen prior to joining AbbVie, where I was ultimately the Chief Medical Officer and head of Global Development.

Throughout my career, I’ve focused on bridging the gap between discovery research and clinical research in order to bring new therapies to patients.

And we really live in a remarkable time. Our understanding of biology as a field has grown exponentially in the last few decades. We can see this in the field of human genetics, our understanding of gene regulation, our understanding of the molecular basis of diseases like cancer and other diseases outside of oncology.

And we’re just now starting to see that show up in the targeted therapies that are being registered around our industry. AbbVie, over the last several years, has had a real focus on this pipeline. That’s resulted in the pipeline that Bill outlined for us just a few minutes ago.

I think we’ve shown that when we’re onto a good target, we can drive it forward effectively, efficiently, and do quality research and bring those drugs forward to benefit patients.

In the first 100 days, I’ve been very impressed with the capabilities at AbbVie, and I’ve been impressed with the appetite of the scientists at AbbVie and with the company as a whole to focus on the science, to look for promising areas, and to drive them forward rapidly.

As I’ve said, we’ll do that on our own with the quality scientists that we have in-house. We’ll do it through partnerships like the very novel Calico partnership that Bill described to you a few minutes ago. And we’ll do it through our relationships with leading academic institutions around the world.

We’re also going to focus on cutting edge clinical research. We have developed expertise in adaptive clinical trials, really bridging that link through discovery on to development, efficiently picking programs that show promise and advancing them into late stage trials.

That’s where the field is going. That’s where we’re committed to going. And I think we have the people, the capabilities, and the mindset to do that. So, again, I’ll just reiterate that I’m thrilled to be a part of AbbVie, and I think we have great days ahead of us in R&D.

David Risinger  - Morgan Stanley - Analyst

Great. One final question. So, you mentioned Calico. So, Calico is led by Art Levinson and Hal Barron. Could you just talk a little bit more about Calico and the economics that AbbVie has in this new biopharma company?

Mike Severino  - AbbVie, Inc. - SVP, Chief Medical Officer

Well, certainly. Calico is a new venture led by Art Levinson. Hal Barron is the head of R&D there, and there are a number of top scientists that have signed up to join Calico.

They’re committed to doing things differently. We’re committed to partner with them to leverage our very complementary expertise, what I believe is a very complementary scientific culture between our organizations to bring new therapies forward.

With respect to the economics, we are jointly funding development of the company. We announced an initial $250 million from each company. We will advance candidates through discovery, preclinical development, early clinical development, ultimately on to late clinical development. We’ll share costs and we’ll share profits.

David Risinger  - Morgan Stanley - Analyst

So, effectively you own half of the company?

Mike Severino  - AbbVie, Inc. - SVP, Chief Medical Officer

It’s a 50/50 share. It’s a partnership. It’s not an ownership stake.

Bill Chase  - AbbVie, Inc. - EVP, CFO

And there’s a time window there. So, I don’t think it would be fair to say that we own 50% of the company. I think it is fair to say that we have the opportunity to partner and enjoy 50% of the economics of anything that comes out of the company over a certain time period.

David Risinger  - Morgan Stanley - Analyst

Got it. Great.

I think we’ve run over, so I apologize. Thanks, everybody, for joining, and thanks for being with us today.

Mike Severino  - AbbVie, Inc. - SVP, Chief Medical Officer

Thank you.

Responsibility

The directors of AbbVie accept responsibility for the information contained in this document and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and it does not omit anything likely to affect the import of such information.

No Offer or Solicitation

This document is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find it

In furtherance of the combination, AbbVie Private Limited (“New AbbVie”) has filed with the SEC a registration statement on Form S-4 containing a preliminary Proxy Statement of AbbVie that also constitutes a preliminary Prospectus of New AbbVie relating to the New AbbVie Shares to be issued to New AbbVie Stockholders in the combination. In addition, AbbVie, New AbbVie and Shire may file additional documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ABBVIE AND SHIRE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Those documents, when filed, as well as AbbVie’s and New AbbVie’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at AbbVie’s website at www.abbvieinvestor.com and at Shire’s website at www.shire.com. AbbVie plans to mail its stockholders the definitive proxy statement/prospectus after the registration statement on Form S-4 is declared effective by the SEC. It is expected that the New AbbVie shares to be issued to Shire shareholders under a scheme of arrangement will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Participants in the Solicitation

AbbVie, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement/Prospectus. Information about the directors and executive officers of AbbVie is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 24, 2014. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to a combination involving AbbVie and Shire. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that necessary regulatory approvals or stockholder approvals will not be obtained or any of the other conditions to the combination will not be satisfied, adverse effects on the market price of AbbVie Shares and on AbbVie’s or Shire’s operating results because of a failure to complete the combination, failure to realise the expected benefits of the possible combination, negative effects relating to the announcement of the possible combination or any further announcements relating to the possible combination or the consummation of the possible combination on the market price of AbbVie shares or Shire shares, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following the consummation of the possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of AbbVie’s or, as the case may be, Shire’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause AbbVie’s plans with respect to Shire, AbbVie’s or Shire’s actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this document. Additional information about economic, competitive, governmental, technological and other factors that may affect AbbVie is set forth in Item 1A, “Risk Factors,” in AbbVie’s 2013 Annual Report on Form 10-K, in Item 1A, “Risk Factors” of Part II of AbbVie’s second quarter 2014 Quarterly Report on Form 10-Q and in Item 1A, “Risk Factors,” in Shire’s 2013 Annual Report on Form 10-K, which have been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this document.  Neither AbbVie nor Shire undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.